FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
CURRENT REPORT

Date of Report: October 18, 2012

Dragon Jade International Limited
(Exact name of registrant as specified in its charter)

Unit 2, 23/F, New World Tower I, 18 Queens Road,  Central Hong Kong, SAR, China
(Address of Principal Executive Offices)
Registrant's telephone number, including area code: 011-852-3588-1780

BVI	0-53593	None
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  form is  also  thereby  furnishing  the  information  to the Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of 1934.)

Yes ☐	No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

Item 4.01.	Changes in Registrant’s Certifying Accountant.

Gruber & Co., LLC, the previously principal accountants for the Registrant, was ineligible to stand for re-election.

(a)
During the Registrant’s two most recent fiscal years, and through October 18, 2012, there were no (i) disagreements with Gruber & Co., LLC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (i) reportable events.

(b)
The audit report of Gruber & Co., LLC on the financial statements of the Registrant as of and for the Year-ended March 31, 2012 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, except as follows:

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 10 to the financial statements, conditions exist which raise substantial doubt about the Company’s ability to continue as a going concern unless it is able to generate sufficient cash flows to meet its obligations and sustain its operations. Management’s plan(s) in regard to these matters are also described in Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(c)	On October 18, 2012, the Registrant’s Board of Directors elected Dominic K.F. Chan & Co. as principal accountant for the Registrant.
(d)
During the two most recent fiscal years and through October 18, 2012, neither the Registrant nor anyone on its behalf consulted Dominic K.F. Chan & Co. regarding (i) the application of accounting principles to a specific completed or contemplated transaction, (ii) the type of audit opinion that might be rendered on the Registrant’s financial statements, or (iii) any matter that was the subject of a disagreement or event identified in response to Item (a)(1)(v) of Regulation S-K (there being none).

A letter from Gruber & Co., LLC is attached hereto as Exhibit 16.1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DRAGON JADE INTERNATIONAL LIMITED

October 18, 2012	By:/s/ Kwok Wing Fung (William)
Its: Executive Director

EXHIBITS

16.1	Letter from Gruber & Co., LLC